FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

James Lopez
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-0406
United States

Amsterdam, June 19, 2006

Re:	ABN AMRO Holding N.V. Form 20-F for the Fiscal Year Ended
December 31, 2004 Filed (File No. 1-14624)

Dear Mr. Lopez:

     This letter responds to the second round comments of the Staff of the Office of Global Security Risk of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 26, 2006 (the “Comment Letter”) regarding the Annual Report on Form 20-F of ABN AMRO Holding N.V. (“ABN AMRO”) for the fiscal year ended December 31, 2004 filed on March 29, 2005. For reasons of business confidentiality, in a separate letter dated the date hereof, we request that portions of the description of our current Iranian activities and the quantitative analysis of revenues, assets and exposures associated with Iran and Iranian entities, in particular in Table 1 and in the two paragraphs following Table 2 in our answer to your comments 1 and 3 respectively, not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

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FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

     Set forth below in italics are the Staff’s second round comments as set forth in the Comment Letter, followed by our response set against the corresponding number.

     1. We note your statement in response to prior comment one that you no longer have a physical presence in Iran, and the inference that, as a general matter, you no longer actively pursue business opportunities there. We note also the representation that you participate in Iran-related correspondent banking relationships, funds transfers and other banking activities that can occur from time to time. Please describe for us more fully the nature and scope of your continuing contacts with Iran. Address specifically whether your contacts involve, or may involve, transfers of funds to, or financings benefiting, the government of Iran or Iranian government-controlled entities and, to the extent known or estimable, the approximate dollar amount of any such funds transfers or financings. Describe any operations policies regarding participation in transactions involving the government of Iran or Iranian government-controlled entities.

     2. We note the disclosure on page 43 of your Form 20-F filed on April 3, 2006 that US dollar payments were made between 1997 and 2004 from and to Iran, and that you found no evidence so far of any terrorist connection with the transactions at issue. To provide context for this disclosure in future filings in which it appears, please describe in those filings the nature and extent of your Iranian operations or contacts, including whether your policies governing your non-U.S. operations permit funds transfers and other transactions to and from Iran.

     3. We note your response to prior comment two and the statement that there is clearly no quantitative materiality at issue. Please advise us of the approximate dollar amount of revenues, assets and exposures associated with Iran and Iranian entities currently and during fiscal 2003, 2004 and 2005. Advise us of any such dollar amounts associated with transactions involving the Iranian government or government-controlled entities, and the nature of such transactions. Your quantitative analysis also should take into account the indirect costs associated with your Iranian contacts, including added costs of any internal and independent investigations, civil penalties, and added costs of compliance measures relating to Iran.

2006.06.19.2

FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

Response

Introduction

ABN AMRO and its operational subsidiary ABN AMRO Bank, N.V. (the “Bank”) have recreated the quantitative information below from a variety of sources at the Bank and its subsidiaries for the purposes of responding to this letter.1 Every effort has been made to ensure that the information is accurate and precise, but we would like to note that the quantitative data has not historically been collated centrally and that the business segments have changed. As a result, the data has been compiled on a best efforts basis. However, given the small numbers involved, we believe that the numbers are accurate enough for the purposes of illustrating both the quantitative immateriality of the Bank’s involvement with Iran and Iranian government controlled entities as well as the steep downward trend in such activities.

1. Current Iranian Activities

As we indicated in our letter of 27th February 2006, to the extent payments are permitted to be made by ABN AMRO policy and the various sanctions regimes that are applicable to the Bank, including the applicable terms of the OFAC Regime, we continue to process client / correspondent payments that are related to Iran, including those to, or which may benefit, the Government of Iran and its controlled entities. As you are aware the OFAC Regime: (i) does permit certain US dollar “U-turn” payments to be made to the Government of Iran and its controlled entities; and (ii) does not apply to non-US dollar payments that do not involve the US or US persons.

As a sample and on an ad hoc basis, we have summarized in the following table all payments where the name of the beneficiary might indicate a relation to the Government of Iran or entities related to the Government of Iran from October 2005 through March 2006. The amounts in Euro and British Pounds in the table and elsewhere in this letter have been translated to US dollars at an exchange rate of 1 euro = $1.26 and 1 GBP = $1.8525 respectively. No representation is made that these would be the actual exchange rates, and we note, as pointed out in the table at page 5 of our most recent Form 20-F that exchange rates have fluctuated during the periods under discussion.

[1]	For information about the Bank and its relationship to the SEC registrant, ABN AMRO, see pages 137-138 of our most recent Form 20-F.

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FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

Table 1
Summary of Payments to the Government of Iran or Related Entities
(October 2005 – March 2006)

[** Redacted **]

All client / correspondent payments are processed in compliance with all applicable US and international sanctions regimes and our internal policies. The Bank’s operations policies for payments processing have been enhanced to ensure effective filtering against all applicable sanctions lists and any additional standards that have been adopted by the Bank.

2. Future disclosures

ABN AMRO expects to describe, in the Form 20-F for the year ending December 31, 2006, any relevant update with respect to the events that led to the Cease and Desist Order and the fine, relevant updates on our strengthened compliance program and other such issues. In that Form 20-F we would also provide a short summary of our current activities in Iran and policies involving Iran. Given the sharp downward trend in Iranian-related activities, we would expect to re-evaluate this analysis on a yearly basis.

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FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

3.	Quantitative Analysis

3.1	Revenues and Assets

The following figures show, based on our internal post hoc information gathering exercise, the approximate US dollar amounts of revenues and assets/exposures associated with Iran and Iranian-related entities. Our internal accounts are kept in euros and these amounts have been translated to US dollars.

Table 2
Total Revenues and Assets Associated with Iran and Iranian entities

U.S. Dollars	2003	2004	2005	Year to Date (May 2006)
Revenues	2,030,387	3,427,656	2,458,117	314,406
Asset/Exposure	50,908,869	127,723,420	46,930,293	36,958,847

The transactions referred to above for 2003 and 2004 were [** Redacted **]. At present there are no ongoing contacts or arrangements that could result in or involve new financing or other services being offered by the Bank that have a Government of Iran element. ABN AMRO’s current policy is that no new financing or services will be offered.

For your information, as of the end of May 2006, we had [** Redacted **] Iranian related wholesale clients, including [** Redacted **], with a total of [** Redacted **] open accounts at offices located in [** Redacted **].

3.2 Materiality of Revenues and Assets

The amount of business associated with Iran is, in the view of management, immaterial in any given year especially given the size of the Bank and its business. Iranian related revenues, as set forth in Table 2 above, were 0.009% of

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FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

2003 revenues, 0.014% of 2004 revenues and 0.008% of 2005 revenues, judged in each case by the appropriate line item in the Form 20-F filed for that year. The applicable percentages for assets were 0.007%, 0.017% and 0.004% .

3.3 Indirect Costs

The fine imposed by the regulators was $80 million and was paid in the 2005 fiscal year. The fact of this fine was fully disclosed in press releases dated December 19, 2005 as well as disclosed in our most recent Form 20-F.

Many aspects of the enhanced compliance program that has been put in place were already part of ABN AMRO’s plans for enhanced compliance measures as a part of global benchmarking exercises, the implementation of operation risk in light of the application of Basel II standards and other elements. In addition, to a large extent the increased compliance costs would have been incurred in any event. Therefore, not only is it impossible for ABN AMRO to estimate the increased costs of compliance as they relate solely to Iran, any such estimate would also be inaccurate.

ABN AMRO’s operational cost of servicing its Iranian exposure is estimated at 1% of the exposure, i.e., $369,588 in 2006 YTD (May end).

*           *           *

Tandy Language

           ABN AMRO acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report; and

  that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities aws of the United States.

*           *           *

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FOIA Confidential Treatment Request Pursuant to Rule 83 by ABN AMRO Holding N.V.

     We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (31) 20 383 1400.

Yours sincerely,

/s/ Hugh Scott-Barrett

Hugh Scott-Barrett
Chief Financial Officer

By EDGAR submission & Courier

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